

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2016

Via E-Mail
Scott R. Saks, Esq.
Paul Hastings LLP
200 Park Avenue
New York, NY 10166

>   **Re: AIXTRON SE**
>   **Amended Schedule TO-T filed November 21, 2016 by Grand Chip**
>   **Investment GmbH, Grand Chip Investment S.à r.l., Fujian Grand**
>   **Chip Investment Fund LP, and Zhendong Liu**
>   **SEC File No. 005-84994**

Dear Mr. Saks:

We have the following comment.

Schedule TO

1.   We note news reports and the filing of an amendment to Aixtron's Schedule 14D-9 today indicating that the President has ordered that "the proposed acquisition of Aixtron US by the Purchasers is prohibited…" The President's order further notes you shall take all steps necessary to abandon the proposed acquisition of Aixtron US not later than 30 days after the date of the order. Section 4.2.2 of the Offer Document states that the Transaction is conditioned on the receipt of CFIUS approval, defined to mean a written notification that CFIUS has concluded its review and determined (i) that the Transaction is not a "Covered Transaction" pursuant to Exon-Florio, or (ii) that there are no unresolved national security concerns with respect to the Transaction. If CFIUS has sent a report to the President (which occurred here) requesting the President's decision, section 4.2.2 defines CFIUS Approval to mean that either (i) the period for the President to announce his decision has lapsed with no action taken, or (ii) the President has announced a decision not to take any action to prohibit the Transaction. We understand that CFIUS has recommended against the Transaction and the President has prohibited the acquisition of Aixtron US, which as currently structured, means the offer is prohibited and cannot go forward. We also understand from our telephone conversation that German law prevents you from waiving this regulatory condition. When an offer condition is triggered, you must promptly advise security holders how you intend to proceed. Under the circumstances, such information is highly material. As drafted, we believe the condition outlined in section 4.2.2 appears to have been triggered and you must

provide an analysis supporting your belief, as expressed in our telephone call, that you may proceed with the offer under certain circumstances. Please provide your analysis based on the terms of the offer as set forth in the Offer Document with a view to prompt additional public disclosure about your intentions.

Please direct any questions to me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions